4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES APPOINTMENT OF SENIOR ADVISOR TO COMMERCIAL OPERATIONS

WINNIPEG, Manitoba – (April 30, 2007) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced that Bonnie Zell has been appointed as the Company’s Senior Advisor to Commercial Operations.

Ms. Zell brings to Medicure 30 years of experience in the pharmaceutical and biotech industry where she recently held the position as Vice President of Sales for Millennium Pharmaceuticals, Inc. Prior to Millennium, Ms. Zell was Vice President of Sales for COR Therapeutics, Inc., which was acquired by Millennium. Ms. Zell was instrumental in the launch of INTEGRILIN®, a GP IIb/IIIa inhibitor. In 2006, INTEGRILIN® sales exceeded $300 million in the United States.

“I am very pleased to be joining the Medicure team at this exciting point in their history. In Medicure, I see a similar commercial opportunity that existed at COR and Millennium,” stated Ms. Zell. “Having competed in the GP IIb/IIIa market, I am very familiar with AGGRASTAT®, and believe it is well positioned for a resurgence in the U.S. given its impressive clinical data and cost advantages versus competing products. I look forward to working with Medicure on its commercial expansion of AGGRASTAT® in the U.S., and its preparations for the launch of MC-1.”

Medicure’s President & CEO, Albert D. Friesen PhD added that bringing Ms. Zell to the Medicure team will help build the foundation to drive AGGRASTAT® sales higher.

“We are excited to have someone with Ms. Zell’s acute cardiovascular sales experience join the Medicure team,” stated Dr. Friesen. “Through Ms. Zell’s extensive network, we have been able to successfully attract a number of sales leaders within the GP IIb/IIIa and acute cardiovascular market and been able to strengthen relationships with our key customers.”

About AGGRASTAT®

Developed by Merck & Co., Inc., AGGRASTAT® was launched in the U.S. in 1998, and is currently available in 82 countries worldwide. Merck continues to market AGGRASTAT® outside the U.S., including Europe where 2005 sales for

AGGRASTAT® were approximately US$88 million. Merck sold the U.S. rights to AGGRASTAT® to Guilford Pharmaceuticals Inc. in 2003, which was subsequently acquired by MGI PHARMA in 2005. Medicure purchased the U.S. rights to AGGRASTAT® in August, 2006.

About Medicure Inc.

Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com